UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Stillwater Mining Company

(Name of issuer)

Common stock, $0.01 Par Value

(Title of class of securities)

86074Q102

(CUSIP number)

MMC Norilsk Nickel

Usadba Center 22

Voznesensky per.

Moscow 125993, Russia

+7-495 787 7667

(Name, address and telephone number of persons authorized to receive notices and communications)

February 16, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86074Q102
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Norimet Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 49,813,222 shares of common stock
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 49,813,222 shares of common stock
11.	Aggregate amount beneficially owned by each reporting person 49,813,222 shares of common stock
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 51.3%[1]
14.	Type of reporting person (see instructions) CO

[1]

The calculation of this percentage is based upon 97,151,324 shares of common stock outstanding as of February 23, 2010 as reported in the Issuer’s Annual Report filed on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No. 86074Q102
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) NN Metal Holding SA
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 49,813,222 shares of common stock
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 49,813,222 shares of common stock
11.	Aggregate amount beneficially owned by each reporting person 49,813,222 shares of common stock
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 51.3%
14.	Type of reporting person (see instructions) HC

CUSIP No. 86074Q102
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Norilsk Nickel Holding SA
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 49,813,222 shares of common stock
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 49,813,222 shares of common stock
11.	Aggregate amount beneficially owned by each reporting person 49,813,222 shares of common stock
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 51.3%
14.	Type of reporting person (see instructions) HC

CUSIP No. 86074Q102
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) MMC Norilsk Nickel
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC and OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 49,813,222 shares of common stock
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 49,813,222 shares of common stock
11.	Aggregate amount beneficially owned by each reporting person 49,813,222 shares of common stock
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 51.3%
14.	Type of reporting person (see instructions) HC

This Amendment No.3 (“Amendment No. 3”) is filed by Norimet Limited, a company organized under the laws of England and Wales, MMC Norilsk Nickel, an open joint stock company organized under the laws of the Russian Federation, NN Metal Holding SA, a company organized under the laws of Luxembourg, and Norilsk Nickel Holding SA, a corporation organized under the laws of Switzerland (collectively, the “Reporting Persons”), relating to the beneficial ownership of shares of common stock of Stillwater Mining Company, a Delaware corporation (“Stillwater”). This Amendment No. 3 amends and supplements the Schedule 13D, filed July 3, 2003, as amended by Amendment No. 1, filed July 7, 2003 and Amendment No. 2, filed September 4, 2003 (together with this Amendment No. 3, the “Schedule 13D”), filed by the Reporting Persons and certain individuals who subsequently disclaimed beneficial ownership of the shares of Stillwater common stock pursuant to Schedules 13D filed on April 25, 2008 and April 17, 2009, respectively.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following:

The Reporting Persons are exploring potential strategic alternatives regarding their investment in Stillwater, which alternatives may include, without limitation, pursuing value enhancing initiatives and dispositions through open market sales, underwritten offerings and/or privately negotiated sales by the Reporting Persons of all or a portion of their investment in Stillwater. The Reporting Persons have engaged and expect to continue to engage in discussions with Stillwater’s management and Board of Directors, as well as third parties, in the evaluation of these and any other potential alternatives.

The Reporting Persons may consequently engage in discussions with third parties regarding a potential acquisition of the Reporting Persons’ investment in Stillwater and engage financial advisors to assist the Reporting Persons with respect to the analysis and execution of potential alternatives in connection with the Reporting Persons’ investment in Stillwater. In deciding which potential alternative or alternatives to pursue, if any, the Reporting Persons will take into account the Reporting Persons’ overall strategy for its global operations. The outcome of such review and the actions resulting therefrom, if any, will be dependent on many factors, including, without limitation, market conditions, the terms and conditions of any proposed transaction, the Reporting Persons’ ability to manage and optimize their investment in Stillwater and compliance with federal and state securities laws.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to Stillwater, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth above, no Reporting Person has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response set forth in Item 6 of the Schedule 13D is hereby further amended and supplemented by adding the following:

Other than as described in the Schedule 13D and above, none of the Reporting Persons, nor, to the knowledge of any Reporting Person, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Stillwater (including, but not limited to, transfer or voting of an such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2010	NORIMET LIMITED

	By:	/s/ Adam Esah
	Name:	Adam Esah
	Title:	Director

NN METAL HOLDING SA

	By:	/s/ Alfonso Ayllon
	Name:	Alfonso Ayllon
	Title:	Director

NORILSK NICKEL HOLDING SA

	By:	/s/ Gregoris Koursaros
	Name:	Gregoris Koursaros
	Title:	Director

MMC NORILSK NICKEL

	By:	/s/ Vladimir Strzhalkovsky
	Name:	Vladimir Strzhalkovsky
	Title:	General Director, Chairman of the Management Board